EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2011		2010	2009		2008		2007	2006

Earnings (loss) from continuing operations	$(48,412)		$(1,581,944)	$(345,911)		$(359,356)		$852,641	$608,663
Add (deduct):
Income taxes	6,369		(30,499)	5,975		68,011		66,855	29,786
Interest expense	90,562		461,166	373,305		385,065		388,746	294,063

Earnings (loss), as adjusted	$48,519		$(1,151,277)	$33,369		$93,720		$1,308,242	$932,512

Fixed charges:
Interest expense	$90,562		$461,166	$373,305		$385,065		$388,746	$294,063
Capitalized interest	11,331		53,661	94,205		168,782		123,880	95,635

Total fixed charges	$101,893		$514,827	$467,510		$553,847		$512,626	$389,698

Ratio of earnings (loss), as adjusted, to fixed charges	(a	)	(a )	(a	)	(a	)	2.6	2.4

(a)	Our fixed charges exceeded our earnings, as adjusted, by $53.4 million for the three months ended March 31, 2011. The loss from continuing operations for 2010, 2009, and 2008 includes impairment charges of $1.1 billion, $495.2 million and $703.5 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our fixed charges exceed our earnings, as adjusted, by $1.7 billion, $434.1 million and $460.1 million for 2010, 2009 and 2008, respectively.